UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 25, 2024, Mr. Maximilian Eichhorn’s term as a member of the Board of Directors (the “Board”) of Rail Vision Ltd. (the “Company”) expired pursuant to Section 42(b) of the Amended and Restated Articles of Association of the Company. On March 28, 2024, at a meeting of the Board, Mr. Eichhorn was appointed to continue as a Board observer.

In addition, attached hereto as Exhibit 99.1 and incorporated herein is the Registrant’s press release issued on March 28, 2024, titled “Rail Vision Announces Fourth Quarter and Full Year 2023 Financial Results.”

The contents of this Report of Foreign Private Issuer on Form 6-K, as well as the section titled “Fourth Quarter 2023 Financial Results” in the press release attached as Exhibit 99.1, are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-276869 and 333-277963) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on March 28, 2024, titled “Rail Vision Announces Fourth Quarter and Full Year 2023 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 28, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

2